Mail Stop 3720

February 9, 2006

**Via U.S. Mail and Fax (011-44--20-7356-5520)**
Mr. Hanif Lalani
Group Finance Director
BT Group plc
BT Centre
81 Newgate Street
London, ECIA 7AJ
United Kingdom

      **RE:    BT Group plc**
               **Form 20-F for the fiscal year ended March 31, 2005**
               **Filed June 1, 2005**
               **File Number 1-08819**

Dear Mr. Lalani:

      We have completed our review of your Form 20-F and related filings and do not, at this time, have any further comments.

                Sincerely,


                Larry Spirgel
                Assistant Director